Filed by National Penn Bancshares, Inc.,
Pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
National Penn Bancshares, Inc. (Commission File No. 000-22537-01)

Merger of National Penn Bancshares, Inc. and BB&T Corporation

The following Employee and Customer Questions & Answers were provided to National Penn employees in connection with the merger of National Penn Bancshares, Inc. with and into BB&T Corporation.

Employee Questions & Answers

For Internal Use Only
This document is provided for employees' reference only.
Please do not print, forward or distribute outside the company.

Note to employees

We understand that you may have additional questions beyond this Q&A. Please know that it is early in the process and there are still many decisions yet to be made. We are committed to communicating with you throughout this transition. Thank you for your patience as we begin this journey together and know that you will have many more opportunities to learn about this merger, BB&T and what this means for you.

All media inquiries should be directed to:
David White
BB&T Corporate Communications
(336)733-1471

All National Penn shareholder questions should be directed to:
Michael J. Hughes
Investor Relations
(484)709-3305

About National Penn

What will happen to National Penn?
National Penn, one of the most highly regarded banks in the mid-Atlantic, will join the BB&T family and together they will be one of the strongest financial institutions in the country. Pending obtaining the necessary approvals and the successful closing of the transaction, we expect this transaction to close in the middle of 2016, followed by a systems conversion during the second half of the year.

National Penn CEO Scott Fainor will be named BB&T Group Executive, with responsibility of overseeing multiple community banking regions in Pennsylvania and contiguous states. BB&T will create a fourth region in Pennsylvania headquartered in Allentown, and Dave Kennedy, National Penn's Chief Banking Officer, will be named as president of the region. BB&T's Community Bank structure currently includes 27 regions, each operating as a Community Bank, which allows decision making to be kept close to the customer.

Will any National Penn Bank branches close?
BB&T is in the early stages of evaluating this question. We do anticipate there will be some branch closings and consolidations due to the proximity of nearby BB&T financial centers and Susquehanna branches that will soon be converted to BB&T. Those decisions will be communicated to employees as soon as possible. Regardless of these decisions, BB&T expects to retain all high-performing direct customer-facing employees and revenue producers in those areas.

Why is BB&T interested in National Penn?
BB&T has always looked for opportunities to partner with high-performing banks and great people who understand that success begins with a commitment to employees, customers and communities. National Penn's vision, mission and values mirror BB&T's so culturally we're a great fit. With national accolades from Forbes and J.D. Power, it's clear that you've made National Penn a top choice for customers and employees. This acquisition will also significantly expand BB&T's footprint in the mid-Atlantic region, giving the combined bank a #4 ranking in Pennsylvania and a stronger presence in New Jersey and Maryland.

About You

What about my job? And when will I know?
There will be no job changes prior to the closing, which is anticipated to take place in the middle of 2016. BB&T expects to retain all high-performing direct customer-facing employees and revenue producers. In the coming months, BB&T will work to provide associates with details about future BB&T job assignments. Some job changes will occur at closing but most employees will not see a significant change in job responsibilities until after systems conversion.

For those employees who will not have a position following closing or systems conversion, BB&T will generally offer at least 60-days notice, a severance package and outplacement services. BB&T has been very successful in the past at minimizing job reductions and retaining talent by giving displaced employees first consideration for internal job openings.

As we get closer to the legal closing date, we will be able to consider National Penn employees for open BB&T positions and more information will be provided at that time. For now, the job you are performing continues to be critical to the success of this merger. Thank you for your patience as we work through all the details of this transition.

What about my benefits?
Until the merger is approved and completed, National Penn will continue to operate independently with its existing benefits programs. To ensure that you continue to receive your benefits in 2016, it is critical that you complete National Penn's Open Enrollment for 2016 this fall. We look forward to sharing BB&T's benefits offerings with you. When appropriate, you will begin to receive a series of newsletters titled "What about ME?" that will highlight, among other things, the following areas:

• The BB&T job offer and confirmation process
• BB&T benefits and pay schedule
• BB&T's vision, mission, values, and Code of Ethics
• Merger training and the BB&T University (internal knowledge-based learning organization)

When will my BB&T benefits become effective?
Your National Penn benefits will transition over to BB&T programs after closing. Please be assured there will be no lapse in coverage as this transition takes place. You will be provided access to a number of benefits resources and receive communications to help you choose the best benefits for you and your family. BB&T offers excellent benefits, including health, dental, and vision coverage, term-life insurance, and disability insurance, among others. BB&T also offers resources to help employees save and plan for retirement, including a pension plan and a 401(k) plan with a strong matching contribution (Note: some BB&T subsidiaries do not participate in the BB&T pension plan).

What about applicants who have applied for, interviewed for, or have recently accepted a position with National Penn --- how do we handle?
Please inform any and all applicants or new hires that we have announced plans to merge with BB&T in 2016.

When will I be trained for my new position with BB&T?
Once employees are mapped to their future BB&T positions, we will work with your leadership to plan your training schedules. Depending on your position, training may either be completed within your department or, as is the case with high incumbent positions, a training curriculum will be assigned to prepare you for success in your new role. The training schedule will be planned based on the expected systems conversion date; training usually begins a few months before that date. More details pertaining to job specific training will be provided at a later date.

Can we buy or sell National Penn stock during this time?
Employees who want to buy or sell stock can do so, provided they observe all relevant laws, regulations and policies, including those outlined in National Penn's Code of Conduct. Stock purchases through the National Penn Employee Stock Purchase Plan will continue through the current offering period (scheduled to end September 30, 2015) but will be suspended thereafter. Employees with questions should contact the Legal and Corporate Governance Department at 610-861-3983.

About Customers

What information can we share with our customers about the acquisition?
We encourage you to share the many benefits of this merger with your customers! Most importantly, you can reassure them that they will continue to bank with the same people and receive the same friendly and personal service they've come to expect with National Penn. BB&T delivers its broad range of products and services through a community bank approach, which couples the best of local decision making with the vast resources of a $210 billion financial institution. After systems conversion, customers will have the convenience of a larger banking network of branches and ATMs throughout the mid-Atlantic and the southeast.

When a merger like this is announced, it's not unusual for some customers to think that there will be immediate changes to how they currently bank. Please let customers know that for now they may continue banking as they normally do. Over the coming months, they will receive several mailings that will give them ample notice and details on how their accounts will be transitioned.

What can I do to help customers during this merger process?
Just as you've helped customers through changes in the past, you can make a tremendous difference by maintaining an enthusiastic, positive attitude. Your customers' perception of this event is highly influenced by your reaction to it. This is a big change for everyone and your positive attitude is the best way to assure customers that they can expect to receive the same personalized service you have always provided. Throughout this journey, we are committed to doing everything we can to provide you with information and updates so that you can feel confident when discussing the merger with your customers.

About BB&T

What is BB&T all about?
Like National Penn, BB&T takes great pride in the way we take care of our customers. In that sense, we're very similar. We also take great pride in our Community Banking approach, which is also similar to National Penn's. The acquisition of National Penn will create a new Community Bank region for BB&T. BB&T's Community Bank structure currently includes 27 regions, each operating as a Community Bank, which allows decision making to be kept close to the customer.

We're proud of our strong culture. Part of our mission is to help our clients achieve economic success and financial security. We also believe in making the communities in which we work and live better places to be.

What does BB&T stand for?
Some people assume that the "branch" in Branch Banking and Trust stands for a "bank branch." But BB&T is actually named for Alpheus Branch, who founded the bank in 1872 in the eastern North Carolina town of Wilson. BB&T is the oldest bank headquartered in North Carolina.

How can a $210 billion organization like BB&T call itself a "hometown" bank?
Like National Penn, BB&T takes great pride in its community banking structure. Each of BB&T's 27 regions functions as a community bank, which allows decision making to be kept close to the customer.

What does BB&T do to support its communities?
BB&T associates are dedicated to serving their communities in a number of ways. One example is the annual BB&T Lighthouse Project, a company-wide community service effort held in the spring. Teams choose their projects, get funding to make a difference and then spend several hours lending a helping hand to those in need. Since 2009, BB&T associates have had a positive effect on the lives of more than 11 million people. We invite you to check out our Facebook page, "BB&T Lighthouse Project," for more information.

BB&T is committed to financial education. One example is the BB&T Financial Foundations program. This interactive gaming-style program is free to high schools enrolled in the program and helps students to learn basic concepts about banking, insurance, investments, budgeting, higher education, and more.

BB&T and its associates also support the United Way in its mission to bring together resources to identify and effectively address our Community's most vital human needs.

Finally, both Pelican and BB&T are leaders in community development, as indicated by their "Outstanding" Community Reinvestment Act (CRA) ratings. BB&T is dedicated to meeting the needs of its communities through a variety of loans, investments and services.

In 2014, BB&T's community development lending totaled $988 million, providing credit to initiatives across its footprint.

BB&T also offers one of the strongest community Capacity Building programs in the industry. Designed for local communities, the program provides certification training and counseling programs in construction management, legal services, small business growth and technical assistance.

Where does BB&T stand on community investment?
BB&T plans to continue National Penn's tradition of commitment to its communities by creating a $5 million fund to support ongoing economic development in the greater Lehigh Valley and Berks County communities.

Can I connect with BB&T through social media?
Yes! We invite you and your customers to connect with BB&T on Facebook. BB&T's clients can get help during business hours on Twitter and LinkedIn offers more information about the company and career possibilities. There is also a Facebook page dedicated to BB&T's Lighthouse Project to highlight our associates' passion for local community service projects.

What is BB&T's employee experience like?
BB&T believes taking care of our clients begins with taking care of our associates; therefore, the well-being of our associates is very important to us. By the way, you might have noticed that, at BB&T, we refer to our customers as clients and to our employees as "associates." Our CEO Kelly King began using this term several years ago to highlight BB&T's people both in terms of their relationships with one another and their collective value to the organization.

As part of our commitment to our associates, BB&T offers numerous programs and benefits and places tremendous focus on learning and development. BB&T has been recognized as a top training organization by Training Magazine and the American Society for Training and Development (ASTD). Additionally, BB&T has received awards for its wellness program, associate handbook, and associate benefits statement.

You're not only a valued associate, but a valued client, too. BB&T wants to do everything possible to help ensure that you are financially successful; offering associates a variety of banking products and services for free or at a reduced rate. Associates also have access to BB&T Marketplace, an online portal where you can take advantage of exclusive discounts on electronics, apparel, gifts, tickets and much more.

When can BB&T products and services be offered?
National Penn customers will continue with their current National Penn products and services until the merger is completed and the subsequent bank/systems conversion takes place. This date is to be determined. Before that happens, National Penn employees will receive personal training on BB&T products and services.

What additional products and services does BB&T offer?
Building on a long tradition of excellence in community banking, BB&T offers a full range of financial services including retail and commercial banking, wealth management, merchant services, insurance, investment, international services, commercial finance, corporate banking, mortgage servicing, asset management, capital markets and several specialized lending offerings.

BB&T retail clients have access to 2,149 branches and 24/7 service through online banking, mobile banking and apps, Phone24 and a network of more than 3,300 ATMs. This includes mobile check deposits, ApplePay and the ability to open accounts online. Commercial and corporate clients can take advantage of Cash Manager Online, lockbox services, and remote deposit capture.

How does BB&T stack up against its competitors?
BB&T consistently ranks high in market share among the states it serves. BB&T market share rankings: No. 1 in West Virginia; No. 2 in North Carolina and Kentucky; No. 3 in South Carolina; No. 3 in Virginia; No. 5 in Alabama, Maryland and Georgia, No. 6 in Florida; No. 7 in Pennsylvania, Tennessee and Washington, D.C.; and in Texas No. 13 (as of June 30, 2014, pro forma for M&A announced through August 14, 2015).

Our market share strength can be attributed to our associates' commitment to providing superior client service. Some of the most recent awards and recognitions they have earned include:

• Bloomberg Markets Magazine ranked BB&T 4th in North America and 15th worldwide as one of the "World's Strongest Banks."

• BB&T is among Fortune Magazine's "Most Admired Companies." BB&T ranked No. 6 in the Super-Regional Banks Category.

• BB&T received 22 Greenwich Excellence Awards in Small Business and Middle Market Banking from Greenwich Associates for our financial stability, overall satisfaction and outstanding customer service in 2014. Greenwich Associates is a leading financial services research firm.

• BB&T Insurance Services, Inc., is the fifth-largest insurance broker in the nation and the sixth-largest insurance broker in the world, according to Business Insurance.

• BB&T was named the 2015 TNS Choice Awards winner for Commercial Banking. This national award names BB&T as the preferred provider for acquiring, developing and retaining customers.

• For the fourth year in a row, BB&T Wealth was named in Barron's "Top 40 Wealth Managers" list, which ranks US wealth managers by customer assets in accounts of $5 million or more.

Who is BB&T's Chairman and CEO?
Kelly King is chairman and chief executive officer of BB&T Corporation. He has forged a lifetime of leadership experience with BB&T, devoting 30 of his 43 years of service to BB&T as a member of Executive Management. Along the way, King assumed leadership roles in commercial and retail banking, operations, insurance, corporate financial services, investment services and capital markets.

Kelly is credited with leading BB&T to continued profitability and financial stability through the economic downturn beginning in 2008. Under his leadership, BB&T was one of the first institutions to repay TARP funds. His unwavering commitment to the company's vision, mission and values has led to a nationally recognized associate volunteer program, called The Lighthouse Project. King also serves on the Federal Advisory Council of the Federal Reserve System and the boards of The Clearing House since 2009 and the Financial Services Roundtable since 2010.

Is BB&T Corporation a publicly held company?
BB&T is listed on the New York Stock Exchange under the trading symbol "BBT." BB&T is included in the S&P 500 Index, a leading indicator of stock performance among major U.S. companies. BB&T is followed by leading analysts representing such investment firms as Deutsche Bank, Goldman Sachs & Co., Keefe, Bruyette & Woods, Morgan Stanley, and Sandler O'Neill.

Where can I get more information about BB&T?
We encourage you to visit BB&T's website at www.BBT.com. It features information on BB&T's products and services, financial performance and history and recent news announcements. You can also find more research about BB&T's filings at SEC.gov.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving National Penn's and BB&T's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in National Penn's and BB&T's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the National Penn business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It
In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Parent and National Penn, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading "About BB&T" and then under the heading "Investor Relations" and then under "BB&T Corporation's SEC Filings" or from National Penn at www.nationalpennbancshares.com under the heading "SEC Filings" and then under "Documents". Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA, 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.

National Penn and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn in connection with the proposed merger. Information about the directors and executive officers of National Penn and their ownership of National Penn common stock is set forth in the proxy statement for National Penn's 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Customer Questions & Answers

For Internal Use Only
This document is provided for employees' reference to answering commonly asked questions from customers and members of the local communities we serve. Please do not print, forward or distribute outside the company. Thank you for your help in communicating with our customers and continuing to serve them in an outstanding way!

What happened?
Thanks for allowing me to share more about our big announcement. It's been announced that National Penn will be joining with BB&T. We're excited about this new partnership and what this will mean for our company and our community.

What does this mean for me?
For now, this won't change anything for you. Throughout this transition and after we become BB&T, you'll continue to see the same smiling faces and receive the same personal-touch banking you've come to expect.

The actual changeover to BB&T will happen much later, in the middle of 2016, pending all shareholder and regulatory approvals and a successful closing of the transaction. But before that happens, rest assured that we will provide you with much more information to make this a smooth transition for you.

Now, how can I help you today?

What do I need to do right now?
You will receive information from BB&T that provides specific details about the conversion of your accounts and loans to BB&T. You do not need to do anything at this time. National Penn will continue to be here for you to meet your banking needs, whether it's opening another deposit account or applying for a loan. It's business as usual.

How will I know what is happening throughout the acquisition process?
BB&T and National Penn will provide updates on the progress of the conversion of your accounts throughout the process.

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What will happen to my deposit accounts and loans after the sale is completed?
Deposit and loan products will be converted based on the best fit between your current products at National Penn Bank and similar products at BB&T. We will provide you specific details and information about the conversion of your accounts in the near future.

What services and products does BB&T offer?
Building on a long tradition of excellence in community banking, BB&T offers a full range of financial services including retail and commercial banking, wealth management, merchant services, insurance, investment, international services, commercial finance, corporate banking, mortgage servicing, asset management, capital markets and several specialized lending offerings.

BB&T retail clients have access to 2,149 branches and 24/7 service through online banking, mobile banking and apps, Phone24 and a network of more than 3,300 ATMs. This includes mobile check deposits, ApplePay and the ability to open accounts online. Commercial and corporate clients can take advantage of Cash Manager Online, lockbox services, and remote deposit capture.

Will I have new account numbers?
Yes. You will be assigned new account numbers and will receive detailed information prior to conversion.

What will happen to my branch?
BB&T is in the early stages of analysis on this, but does anticipate some branch closings due to the proximity of nearby BB&T financial centers and Susquehanna branches that will soon be converted to BB&T. Where it does not make business sense to operate branches in close proximity, either a National Penn branch or a BB&T financial center will close. The timing of possible closures is still being evaluated. Regardless of these decisions, BB&T expects to retain all high-performing direct customer-facing employees and revenue producers in those areas.

Will branch hours of operation change?
The branch hours will continue to be set by local leadership.

Will I have 24-hour customer service?
Yes. BB&T offers 24/7 access to customers through online banking, mobile banking and apps, Phone24 and a network of more than 3,300 ATMs. Until your accounts are transitioned to BB&T, please continue to contact National Penn at 800-822-3321 for specific questions about your accounts or other servicing needs.

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Does BB&T provide phone service for the hearing impaired?
Yes. BB&T provides a dedicated phone line for TDD hearing-impaired service. After your accounts are transitioned to BB&T, you can access this service by calling 888-833-4228 where a BB&T representative will assist you. In addition, you may utilize a Relay Service to call any financial center or Phone24 at 800-BANK-BBT to obtain assistance.

Will I receive a new debit card/ATM card?
Yes. Prior to conversion, your current card will be replaced with a new BB&T Visa® Debit Card.

Does BB&T offer a business debit card?
Yes. BB&T offers the BB&T Visa® Business Debit Card, which provides a convenient, easy way for you and your employees to make purchases from your business checking account.

Will I need new checks?
You may continue to use your National Penn checks and deposit tickets until you are assigned a new account number. You will receive detailed instructions on how to order new BB&T checks.

Will I have to pay to replace my National Penn checks with BB&T checks?
No.

Will local BB&T bankers have the authority to make decisions?
Yes. BB&T takes great pride in its community banking structure. Each of BB&T's 27 regions functions as a community bank, which allows decision-making to be kept close to the customer. There will be 28 regions after the successful closing of the transaction pending all shareholder and regulatory approvals.

Does BB&T offer advantages for my business?
You will have access to an expanded line of BB&T products and services. You will have access to our 2,149 BB&T financial centers in Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, D.C., and West Virginia. You will also have access to more than 3,300 ATMs throughout our network. For a complete listing of BB&T financial centers and ATMs, visit BBT.com. Commercial and corporate clients can take advantage of Cash Manager Online, lockbox services, and remote deposit capture.

Does BB&T offer cash management products for business and corporate customers?
Yes. BB&T offers cash management products designed to help you optimize your company's cash resources and manage payment risk. Treasury Management consultants can help you choose the right solutions for your business, including collection and disbursement and information management services.

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Does BB&T offer merchant services?
Yes. BB&T merchant services provides customized programs to accept any and all major credit card payment options, including Visa®, MasterCard®, American Express®, and Discover®.

Will my BB&T accounts have the same terms and conditions as my National Penn accounts?
BB&T and National Penn will work together to find the best BB&T account for you. Prior to your account changing to a BB&T account, you will receive new terms and conditions and have an opportunity to review them and ask questions.

Will my deposits at BB&T continue to be insured by the FDIC?
Your deposits at BB&T will continue to be insured by the FDIC up to the maximum amount allowed by law.

What is BB&T all about?
Like National Penn, BB&T takes great pride in the way they take care of their customers. In that sense, they're just like us. They also take great pride in their Community Banking approach, which is also similar to ours. We will become one of BB&T's Community Bank regions and each region functions as a Community Bank, which allows decision-making to be kept close to the customer.

We're also learning that BB&T has a very strong culture. For example, part of their mission is to help their clients achieve economic success and financial security. They also believe in making the communities in which they work better places to be.

What does BB&T stand for?
Some people assume that the "branch" in Branch Banking and Trust stands for a "bank branch." But BB&T is actually named for Alpheus Branch, who founded the bank in 1872 in the eastern North Carolina town of Wilson. BB&T is the oldest bank headquartered in North Carolina.

What does BB&T do to support its communities?
BB&T associates are dedicated to serving their communities in a number of ways. One example is the annual BB&T Lighthouse Project, a company-wide community service effort held in the spring. Teams choose their projects, get funding to make a difference and then spend several hours lending a helping hand to those in need. Since 2009, BB&T associates have had a positive effect on the lives of more than 11 million people. We invite you to check out our Facebook page, "BB&T Lighthouse Project" for more information.

BB&T is committed to financial education. One example is the BB&T Financial Foundations program. This interactive gaming-style program is free to high schools enrolled in the program and helps students to learn basic concepts about banking, insurance, investments, budgeting, higher education, and more.

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BB&T and its associates also support the United Way in its mission to bring together resources to identify and effectively address our Community's most vital human needs.

Finally, both Pelican and BB&T are leaders in community development, as indicated by their "Outstanding" Community Reinvestment Act (CRA) ratings. BB&T is dedicated to meeting the needs of its communities through a variety of loans, investments and services.

In 2014, BB&T's community development lending totaled $988 million, providing credit to initiatives across its footprint.

BB&T also offers one of the strongest community Capacity Building programs in the industry. Designed for local communities, the program provides certification training and counseling programs in construction management, legal services, small business growth and technical assistance.

Where does BB&T stand on community investment?
BB&T plans to continue National Penn's tradition of commitment to its communities by creating a $5 million fund to support ongoing economic development in the greater Lehigh Valley and Berks County communities.

How many employees does BB&T have?
BB&T and its subsidiaries employ more than 34,000 talented professionals who serve their customers in 15 states and Washington, D.C.

Where does BB&T have a presence?
BB&T operates 2,149 branches in Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, New Jersey, Ohio, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, D.C., and West Virginia. After the conversion, you'll be able to access ATMs in their network in all of these areas.

How can I connect with BB&T through social media?
We invite you to connect with BB&T on Facebook. BB&T's clients can get help during business hours on Twitter and LinkedIn offers more information about the company and career possibilities. There is also a Facebook page dedicated to BB&T's Lighthouse Project to highlight their associates' passion for local community service projects.

What kind of service and support can I expect from BB&T?
BB&T puts a premium on client service. Some of the most recent awards and recognitions they have received include:

• BB&T received 22 Greenwich Excellence Awards in Small Business and Middle Market Banking from Greenwich Associates for our financial stability, overall satisfaction and outstanding customer service in 2014. Greenwich Associates is a leading financial services research firm.

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• BB&T Insurance Services, Inc., is the fifth-largest insurance broker in the nation and the sixth-largest insurance broker in the world, according to Business Insurance.

• BB&T was named the 2015 TNS Choice Awards winner for Commercial Banking. This national award names BB&T as the preferred provider for acquiring, developing and retaining customers.

• For the fourth year in a row, BB&T Wealth was named in Barron's "Top 40 Wealth Managers" list, which ranks US wealth managers by customer assets in accounts of $5 million or more.

Is BB&T a safe and secure bank?
BB&T has been named one of the World's Strongest Banks by Bloomberg Markets Magazine, one of the top three in the U.S. and in the top 15 globally. BB&T is also among Fortune Magazine's "Most Admired Companies." BB&T ranked No. 6 in the Super-Regional Banks Category.

Who is BB&T's Chairman and CEO?
Kelly King is chairman and chief executive officer of BB&T Corporation. He has forged a lifetime of leadership experience with BB&T, devoting 30 of his 43 years of service to BB&T as a member of Executive Management. Along the way, King assumed leadership roles in commercial and retail banking, operations, insurance, corporate financial services, investment services and capital markets.

King is credited with leading BB&T to continued profitability and financial stability through the economic downturn beginning in 2008. Under his leadership, BB&T was one of the first institutions to repay TARP funds. His unwavering commitment to the company's vision, mission and values has led to a nationally recognized associate volunteer program, called The Lighthouse Project. King also serves on the Federal Advisory Council of the Federal Reserve System and the boards of The Clearing House since 2009 and the Financial Services Roundtable since 2010.

What is BB&T's stock symbol?
BB&T is listed on the New York Stock Exchange under the symbol "BBT."
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Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving National Penn's and BB&T's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in National Penn's and BB&T's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the National Penn business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It
In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Parent and National Penn, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading "About BB&T" and then under the heading "Investor Relations" and then under "BB&T Corporation's SEC Filings" or from National Penn at www.nationalpennbancshares.com under the heading "SEC Filings" and then under "Documents". Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA, 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.
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National Penn and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn in connection with the proposed merger. Information about the directors and executive officers of National Penn and their ownership of National Penn common stock is set forth in the proxy statement for National Penn's 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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